OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
American Pacific Corporation

Full Name of Registrant
Not Applicable

Former Name if Applicable
3770 Howard Hughes Parkway, Suite 300

Address of Principal Executive Office (Street and Number)
Las Vegas, Nevada 89169

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)
The registrant was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the "Form 10-K") on or prior to the due date, December 14, 2007, because the registrant needs additional time to complete work on that Annual Report on Form 10-K for the fiscal year ended September 30, 2007. The registrant expects to file its Form 10-K within the fifteen-day period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. For the fiscal year ended September 30, 2007, the registrant first became an accelerated filer and, as a result, became subject to the shortened filing period with respect to its Form 10-K. Consequently, the registrant needs additional time to prepare its Annual Report on Form 10-K. The delay in filing is not due to the identification of any material error or material weakness in the effectiveness of the registrant’s internal control over financial reporting, or any disagreement with the registrant’s registered independent public accounting firm.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John R. Gibson	(702)	735-2200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto.

American Pacific Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 17, 2007	By	/s/ John R. Gibson

John R. Gibson
Chairman and Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

     American Pacific Corporation
Attachment B to Form 12b-25
     As previously disclosed, on a preliminarily and unaudited basis, the registrant’s net income and diluted earnings per share increased in the fiscal year ended September 30, 2007 (“fiscal 2007”), as compared to the fiscal year ended September 30, 2006 (“fiscal 2006”). Diluted earnings per share from continuing operations was $0.67 for fiscal 2007 compared to a diluted loss per share from continuing operations of $0.41 for the prior fiscal year. The change in the results of operations in fiscal 2007, as compared to fiscal 2006, was primarily the result of increased aggregate revenues from operations, in particular from our Fine Chemicals segment. The registrant expects its results of operations for fiscal 2007 to be consistent with the anticipated results of operations set forth in the registrant’s press release, issued on December 12, 2007, regarding the registrant’s results for such period. A copy of the press release was furnished as Exhibit 99.1 to the registrant’s Form 8-K, dated December 12, 2007.

4